Exhibit 99.1

Ming Shing Group Holdings Limited Announces Closing of the Acquisition of Meals Through Seasons Limited and Issuance of Consideration Shares and Unsecured Convertible Promissory Notes

Hong Kong, September 2, 2026 – Ming Shing Group Holdings Limited (the “Company” or “Ming Shing”) (NASDAQ: PMA), a Hong Kong-based company mainly engaged in wet trades works whose mission it is to become the leading wet trades works service provider in Hong Kong, announces a significant update in its business development.

Ming Shing is pleased to announce that it has closed the acquisition of Meals Through Seasons Limited. As previously reported, on August 11, 2026, the Company entered into a stock purchase agreement (the “SPA”) to acquire he entire issued share capital of Meals Through Seasons Limited, a business company incorporated under the laws of the British Virgin Islands (the “Target Company”), with Hongs Smart Limited and Yapjianhuei Smart Limited (each a “Seller” and, collectively, the “Sellers”), the Target Company and MTHK, for an aggregate consideration of US$510,000,000, payable in full in securities of the Company. The aggregate consideration of US$510,000,000 is payable in full in securities of the Company, and no cash is payable by the Company. It comprises (i) 150,000,000 Class A ordinary shares of the Company, par value US$0.0005 per share (the “Class A Ordinary Shares”), to be issued at closing at an agreed reference price of US$1.00 per share, representing an aggregate value of US$150,000,000 (the “Consideration Shares”), and (ii) unsecured convertible promissory notes in the aggregate original principal amount of US$360,000,000 (the “Notes”), to be issued at closing pursuant to a note purchase agreement to be entered into at closing (the “NPA”). The consideration (including both the Consideration Shares and the Notes) is allocated between the Sellers in proportion to their respective interests in the Target Company, being 70% for Hongs Smart Limited and 30% for Yapjianhuei Smart Limited.

On September 2, 2026, the transaction closed. In connection with the closing, the NPA was entered into as of September 2, 2026, the entire issued share capital of the Target Company was transferred to the Company and the Company issued (i) 105,000,000 and 45,000,000 Class A Ordinary Shares to Hongs Smart Limited and Yapjianhuei Smart Limited, respectively; and (ii) unsecured convertible promissory notes to the NPA in the original principal amount of US$252,000,000 (with each “Annual Performance Tranche” in the amount of $84,000,000) and US$108,000,000 to Hongs Smart Limited and Yapjianhuei Smart Limited (with each “Annual Performance Tranche” in the amount of $36,000,000), respectively. See below for discussion of “Annual Performance Tranches.”

The Notes bear no ordinary interest and no interest payments are due. The Notes have no fixed maturity date and remain outstanding unless and until converted in full, redeemed pursuant to an express provision of the Notes, repurchased by the Company and cancelled, or otherwise cancelled by written agreement of the parties. The Notes are not subject to any scheduled amortization, sinking fund, or mandatory redemption by reason only of the passage of time, and the Company has no obligation to repay the principal on any fixed date. The Company may not redeem, repurchase, or otherwise retire the Notes without the prior written consent of the holder, except as required by applicable law or regulation. The Notes constitute senior direct, unsecured, unsubordinated obligations of the Company and rank pari passu with all present and future unsecured and unsubordinated obligations of the Company, except as obligations may be preferred by laws of general application.

The aggregate principal amount of the Notes is divided into three equal annual performance tranches of $120,000,000 each (each, an “Annual Performance Tranche”), corresponding to three successive financial years (each, a “Performance Year”) covered by a financial forecast (the “Financial Forecast”) provided by the Holding Company and MTS and attached as an exhibit to the NPA.

Each Annual Performance Tranche becomes eligible for conversion only if the actual consolidated net profit after tax (“NPAT”) of the Holding Company for the corresponding Performance Year equals or exceeds 50% of the forecast NPAT set forth in the Financial Forecast for that Performance Year (the “Minimum Forecast Threshold”). The Company, in its sole discretion, determines whether the Minimum Forecast Threshold has been satisfied based on audited financial statements or other financial information reasonably satisfactory to the Company. Upon such determination, the Company delivers a Conversion Eligibility Notice, and the relevant Annual Performance Tranche becomes eligible for conversion on the date of such notice.

If the Company does not determine that the applicable Minimum Forecast Threshold has been satisfied, the relevant Annual Performance Tranche remains outstanding but is not convertible. Satisfaction of the Minimum Forecast Threshold for any subsequent Performance Year does not render convertible any Annual Performance Tranche relating to a prior Performance Year that failed to satisfy the applicable threshold.

Each Annual Performance Tranche is assessed separately and solely by reference to the corresponding Performance Year, and the Minimum Forecast Threshold is tested solely by reference to NPAT.

Subject to satisfaction of the applicable Minimum Forecast Threshold and the limitations described below, the Notes are convertible into Class A Ordinary Shares at a fixed conversion price of $1.00 per share. The conversion price is subject to customary anti-dilution adjustments for stock dividends, stock splits, reverse stock splits, and reclassifications.

No conversion may occur if, immediately after giving effect to such conversion, the holder together with its affiliates would hold voting rights exceeding 24% of the total voting rights of the Company’s outstanding capital shares on a fully diluted basis (the “Voting Rights Limitation”). If any requested conversion would result in the issuance of shares that would cause the holder and its affiliates to exceed this limitation, such conversion is automatically reduced to the maximum principal amount that may be converted without breaching the Voting Rights Limitation, and the excess principal remains outstanding and convertible in accordance with the terms of the Notes.

About Ming Shing Group Holdings Limited

Ming Shing Group Holdings Limited is a Hong Kong-based company mainly engaged in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. The Company conducts its wet trades works business through its two wholly-owned Hong Kong operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co. Limited. MS (HK) Engineering Limited is a registered subcontractor and a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MS Engineering Co. Limited mainly focuses on private sector projects. The Company also conducts graphene thermal management technology activities through its subsidiary, PMA Nano Carbon Technology Pte. Ltd. For more information, please visit the Company’s website: https://ir.ms100.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Ming Shing Group Holdings Limited

Investor Relations Department

Email: ir@ms100.com.hk